Filed by Simmons First National Corporation

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: The Landrum Company

Commission File Number: 000-06253

July 31, 2019, Communication from The Landrum Company to Its Associates

Special Edition: Joining two families

Team or Building Discussion Topic for July 31, 2019

Landmark Bank has had many memorable days throughout our 154-year history and today marks a very special day as the plan to merge our parent company, The Landrum Company, with and into Simmons First National Corporation (parent company of Simmons Bank) has now been announced.

Simmons demonstrates a great level of care for its customers and its employees. Our Board of Directors and executive team are confident this will carry through to our customers and bankers as well.

Why Landmark?

For ten years, Landmark Bank performed at outstanding levels and we are proud of our current and previous strategic plans and where working on those strategic initiatives took us. It is a credit to every banker that we have been able to create something of such great value. Simmons is impressed with our customer service standards, product offering, and level of banker engagement. Joining the Simmons family will allow us to continue to serve our customers with such great value.

Why Simmons?

The benefits are many to joining the large Simmons family and even though we know change will be hard, there are many things to be excited about:

•	Culture - Simmons Bank has a very similar culture to Landmark. They have a true community bank approach to customer service. Simmons values of “Better Together, Integrity, Passion, High Performance, and Pursue Growth” align very closely with Landmark Bank values.
•	Customer benefits - Simmons is committed to investing in convenience and accessibility technology for its customers. We will learn more about Simmons’ exciting Next Generation Banking initiative. Simmons focuses on Relationship Banking and emphasizes teamwork in their service to the customer.
•	Blending of great initiatives – In every acquisition Simmons has completed, they evaluate the best approach to integration and work to implement it for all customers and bankers. This includes customer product offerings, banker development programs, and department structure.

What’s next for the process?

The process to join our organization with Simmons is not instantaneous. There are still many things to do.

Many decisions will be made throughout the next few months, decisions on products, technology and many others.

What’s next for us?

Our goal will be to continue to operate at the same level of excellence which helps our customers meet their financial goals.

We know you have many questions and while we do not have all the answers now, know that we will communicate definitive decisions as soon as we can in the transparent way Landmark Bank has always communicated with you.

Please take a few minutes to review some of the material provided.

•	Announcement Letter by Kevin Gibbens
•	FAQ Document

Thank you!

Your excellent work for Landmark Bank is noticed, valued and appreciated and we will all work closely together through this transition to make our family even better!

Discussion

Forward Looking Statements

Statements in this communication may not be based on historical facts and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by reference to a future period(s) or by the use of forward-looking terminology, such as “anticipate,” “estimate,” “expect,” “foresee,” “may,” “might,” “will,” “would,” “could” or “intend,” future or conditional verb tenses, and variations or negatives of such terms. These forward-looking statements include, without limitation, statements relating to the expected impact of the proposed transaction between Simmons First National Corporation (“Company”) and The Landrum Company (“Landrum”) (the “Proposed Transaction”) on the combined entities operations, financial condition, and financial results, and the expectations regarding the ability of the Company and Landrum to successfully integrate the combined businesses and the amount of cost savings and other benefits that are expected to be realized as a result of the Proposed Transaction. Readers are cautioned not to place undue reliance on the forward-looking statements contained in this communication in that actual results could differ materially from those indicated in such forward-looking statements, due to a variety of factors. These factors, include, but are not limited to, the ability to obtain regulatory approvals and meet other closing conditions to the Proposed Transaction, including approval by Landrum’s shareholders on the expected terms and schedule, delay in closing the Proposed Transaction, difficulties and delays in integrating the Landrum business or fully realizing cost savings and other benefits of the Proposed Transaction, business disruption following the Proposed Transaction, changes in interest rates and capital markets, inflation, customer acceptance of the Company’s products and services, and other risk factors. Other relevant risk factors may be detailed from time to time in the Company’s press releases and filings with the Securities and Exchange Commission (the “SEC”). All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Any forward-looking statement speaks only as of the date of this communication, and the Company and Landrum undertake no obligation, and specifically decline any obligation, to revise or update these forward-looking statements, whether as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Proposed Transaction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the Proposed Transaction, the Company will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of Landrum and a prospectus of the Company (the “Proxy Statement/Prospectus”), and the Company may file with the SEC other relevant documents concerning the Proposed Transaction. The definitive Proxy Statement/Prospectus will be mailed to shareholders of Landrum. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the Proposed Transaction carefully and in their entirety when it becomes available and any other relevant documents filed with the SEC by the Company, as well as any amendments or supplements to those documents, because they will contain important information about the Proposed Transaction.

Free copies of the Proxy Statement/Prospectus, as well as other filings containing information about the Company, may be obtained at the SEC’s Internet site (http://www.sec.gov), when they are filed by the Company. You will also be able to obtain these documents, when they are filed, free of charge, from the Company at www.simmonsbank.com under the heading “Investor Relations.” Copies of the Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, by directing a request to Simmons First National Corporation, 501 Main Street, Pine Bluff, Arkansas 71601, Attention: Stephen C. Massanelli, Investor Relations Officer, Email: steve.massanelli@simmonsbank.com or ir@simmonsbank.com, Telephone: (870) 541-1000 or to The Landrum Company, 801 East Broadway, Columbia, Missouri, 65201, Attention: Kevin Gibbens, CEO, Telephone: (800) 618-5503.

Participants in the Solicitation

The Company, Landrum and certain of its directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Landrum in connection with the Proposed Transaction. Information about the Company’s directors and executive officers is available in its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 12, 2019. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus regarding the Proposed Transaction and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.